
October 24, 2014

Via E-mail
Mr. Rick Havenstrite
Chief Executive Officer
Desert Hawk Gold Corp.
1290 Holcomb Ave.
Reno, Nevada 89502

> **Re: Desert Hawk Gold Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed April 14, 2014**
> **File No. 333-169701**

Dear Mr. Havenstrite:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013 filed April 14, 2014

Item 2. Properties
Gold Hill Projects page 24

1.   Please forward to our engineer as supplemental information and not as part of your filing, your 43-101 technical report that was referenced in your filing. Please provide this information on a CD, formatted as Adobe PDF files. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B. If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.

2.   Please tell us if your National Instrument 43-101 technical report has been filed on the Sedar.com website for review by the Canadian authorities and, if not, please provide additional disclosure to clarify.

3.   We note that your plans are to begin mineral extraction activities without a mineral reserve. Please tell us about the type of salable product(s) your will produce (doré, concentrate, etc).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Coleman at(202)551-3610 if you have questions regarding engineering comments.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director